Filed by Genesis Unicorn Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Genesis Unicorn Capital Corp.

Commission File No. 001-41287

Environmental Solutions Group Holdings Limited Enters Joint Development Agreement with Nanomatics Pte Ltd to Advance Sustainable Plastic Waste Recycling into Pyrolysis Oil, Carbon Nanotubes and Hydrogen

Singapore & New York, NY, May 22, 2023 (GLOBE NEWSWIRE)— Genesis Unicorn Acquisition Corp. (NASDAQ: GENQ). Environmental Solutions Group Holdings Limited (“ESGL”) today announced that it has entered into a joint development agreement (“JDA”) with Nanomatics Pte. Ltd. (“NMT”) to develop and advance jointly proprietary technologies to convert plastic waste to pyrolysis oil, carbon nanotubes and hydrogen. ESGL, through its operating entity in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”), is a sustainable waste solutions provider whose mission is to recycle industrial waste into circular products using innovative technologies and renewable energy.

ESA has developed a proprietary FR-3 Pyrolysis Technology, which converts plastic waste to circular pyrolysis oil. NMT has developed a proprietary THERMO-CVD Process Technology, which converts plastic waste to carbon nanotubes and hydrogen. The two companies have evaluated the economic feasibility of a partnership for the joint development of a process combining their respective strengths to manufacture pyrolysis oil, carbon nanotubes and hydrogen from plastic waste. The main objective of this JDA is to further develop and apply at scale NMT’s THERMO-CVD Process Technology at ESA’s pilot plant facility to primarily produce carbon nanotubesi and hydrogen from plastic waste and synthetic gas generated using ESA’s FR-3 Pyrolysis Technology.

As Southeast Asia has become a new hub for global supply chains, the environmental cost has continued to mount as higher volumes of hazardous waste and plastics meet underdeveloped waste management systems. In Singapore alone, total plastic waste amounted to 1,001 thousand tonnes with only 6% recycled in 2022, leaving 94% disposed in incineratorsii. ESGL is helping Singapore in its efforts to transition to a circular, carbon-neutral economic model by converting hazardous waste into circular products that help multi-national companies like Shell and Micron meet their Environmental, Social and Governance (ESG) mandates. Specifically, its proprietary FR-3 Pyrolysis Technology converts plastic waste to circular pyrolysis oil in a sustainable manufacturing process, demonstrating their commitment towards resource circularity and actively contributing towards Singapore’s achievement of the UN Sustainable Development Goals. In 2022, ESGL converted 81,000 kg of plastic waste that otherwise would have been incinerated into circular products such as pyrolysis oil. ESGL expects to double the volume of plastic waste it converts in 2023.

i Carbon nanotubes refer to cylindrical nanomaterials that consist of rolled-up sheets of carbon atoms. They serve as excellent additives to improve electric, thermal and mechanical properties and are widely used in demanding applications, such as energy storage and electronics.

ii Source: “Waste Generation And Recycling Rates Increased In 2022 As Economic Activity Picked Up”, published by Singapore’s National Environment Agency (NEA) on May 3, 2023.

On November 30, 2022, Genesis Unicorn Capital Corp. (NASDAQ: GENQ), a special purpose acquisition company (“Genesis”), announced that it had signed a definitive merger agreement with ESGL. In connection with the proposed transaction, ESGL Holdings Limited (“PubCo”) has publicly filed a Registration Statement on Form F-4, as amended, with the U.S. Securities and Exchange Commission (the “Registration Statement”), which Registration Statement also includes a proxy statement of Genesis.

Management Comments

Quek Leng Chuang, Founder, CEO, and Chairman of the Board of ESGL

“Singapore’s recycling rate for plastic waste remains in the single digits. This creates a huge market opportunity for ESGL’s circular solutions, and we have now established ourselves as a reliable partner for some of the most forward-looking companies operating in Singapore, including using our proprietary FR-3 Pyrolysis Technology in supplying circular pyrolysis oil to Shell in Singapore. Carbon nanotubes are widely used in demanding applications such as energy storage and electronics and are excellent additives to improve electric, thermal and mechanical properties.

We look forward to launching our joint development programs in June 2023, exploring a commercially viable process for producing carbon nanotubes and hydrogen from plastic waste, and developing operational synergy between our proprietary technologies to achieve cost efficiencies.”

Dr. Andrei Veksha, Co-Founder and Director of NMT

“As a tech start-up specializing in waste management solutions, particularly in the sustainable recycling of plastic waste, we are excited to partner with ESGL in this joint development agreement, leveraging our respective technology strengths and expertise to drive innovation and create value for our society and environment in Singapore and the larger ASEAN region. Singapore is increasingly facing greater urgency to reduce waste and recycle right and to shift from a linear to a circular economy. By combining our resources and working together towards a common goal, i.e., sustainable and profitable recycling of plastic waste into circular end products that have broad industrial applications and great market demand, we are confident that our joint development program will achieve our target objectives and that we are doing our part to combat climate change and ensure that Singapore remains clean, green and liveable.”

About Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited (“ESGL”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. ESGL conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”). ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. ESA currently has two revenue streams, including 1) waste services income which is primarily comprised of fees it charges its customers for waste collection and disposal services, and 2) the sales and trading of ESA’s circular products made from recycled waste, which ESA believes makes it a unique and environmentally friendly offering in the marketplace.

About Nanomatics Pte. Ltd.

Established in Singapore in 2021, Nanomatics Pte. Ltd. is a deep tech startup specializing in waste management solutions. The company uses innovative technologies to recycle plastic waste into carbon nanotubes and hydrogen. Carbon nanotubes act as a high-performance additive in manufacturing of batteries, polymer composites, and concrete. The low-carbon hydrogen produced is a strategic resource for the upcoming energy transition needed to achieve net zero targets. For more information, please visit www.nanomatics-tech.com.

About Genesis Unicorn Capital Corp.

Genesis Unicorn Capital Corp. is a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. For more information, please visit www.genesisunicorn.com for Genesis’s filings.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may be considered contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Genesis’s and ESGL managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against Genesis, the combined company or others; (3) the inability to complete the Merger, including due to the failure to obtain approval of Genesis’ stockholders or to satisfy conditions to closing in the Merger Agreement; (4) the failure to obtain financing to fund the combined company’s operations and growth following the closing of the Merger; (5) the amount of redemption requests made by Genesis’ stockholders; (6) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws; (7) the ability to meet Nasdaq listing standards following the consummation of the Merger; (8) the risk that the Merger disrupts current plans and operations of ESGL as a result of the announcement and consummation of the Merger; (9) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with third parties and partners and retain its management and key employees; (10) costs related to the Merger; (11) changes in applicable laws or regulations; (12) the possibility that ESGL or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (13) the availability of capital and ESGL estimates of expenses; (14) changes in the assumptions underlying ESGL’s expectations regarding its future business or business model; and (15) and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, and other documents filed or to be filed from time to time with the SEC by the Company.

A further list and description of risks and uncertainties can be found in the Form 10-K and in the Registration Statement that has been filed with the SEC by PubCo in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company, ESGL and PubCo and speaks only as of the date on which it is made. The Company, ESGL and PubCo undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Important Information about the Transaction and Where to Find It

In connection with the proposed transactions described herein, PubCo has filed the Registration Statement, which Registration Statement also includes a proxy statement of the Company. Promptly after the Registration Statement is declared effective, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY OR PUBCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ESGL, PUBCO AND THE PROPOSED TRANSACTION. The Registration Statement, definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Genesis Unicorn Capital Corp., 281 Witherspoon Street, Suite 120, Princeton, New Jersey.

Participants in the Solicitation

The Company, ESGL and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of the Company’s common stock in respect of the proposed transaction described herein. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the final prospectus dated February 14, 2022 relating to the IPO, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law

Chief Sustainability and Growth Officer

Environmental Solutions Group Holdings Limited

(65) 6653 2299

lawrence.law@env-solutions.com

Genesis Unicorn Capital Corp. Contact:

Samuel Lui

President & CFO

(609) 466-0792

Samuel.lui@genesisunicorn.com